August 23, 2006

Mr. James Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Dear Mr. Rosenberg:

This replies to the Staff’s comment letter dated July 19, 2006, to Columbia Laboratories, Inc., (hereinafter “Columbia,” the “Company,” “we,” or “our”) commenting on our Form 10-K for the year ended December 31, 2005, and our Form 10-Q for the quarter ended March 31, 2006. On July 27, I spoke by telephone with Ms. Amy Bruckner, Staff Accountant, and followed up with a letter dated July 28, 2006, filed on EDGAR, requesting an additional 15 business days, or until August 23, 2006, to respond to the comment letter. We restate below each of the Staff’s comments followed by our response.

Liquidity and Capital Resources, page 36

1. Your liquidity discussion merely repeats amounts disclosed on the statements of cash flows. Please provide to us, in a disclosure-type format, information that addresses the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented. In doing so, please refer to Commission Release No. 33-8350: "Interpretation- Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Additionally, please explain significant increases and decreases in other operating assets presented in the operating activities section of your statements of cash flows.

With respect to the liquidity section, below in a disclosure-type format is the information that addresses the underlying reasons for the comparative changes in our working capital components for the years ended December 31, 2005, 2004, and 2003. Our Form 10-Q for the quarter ended June 30, 2006, followed this format and, subject to any further comments the Staff may have, we plan to follow this format in our future filings. In addition, please note that in the column for 2004 under the heading “Cash Flows From Operating Activities” in our Consolidated Statements of Cash Flows, accounts receivable have been corrected to show a decrease of $746,625 and accrued expenses have been corrected to show a decrease of $3,231,833. Net cash used in operating activities remains as originally reported. We will reflect these changes in our Form 10-K for the year ending December 31, 2006.

Cash and cash equivalents were $7,136,854, $19,781,591 and $30,965,517, at December 31, 2005, December 31, 2004, and December 31, 2003, respectively.

Cash provided by (used in) operating, investing, and financing activities is summarized as follows:

	2005	2004	2003
Cash flows:
Operating activities	$(6,615,042)	$(19,864,759)	$(22,476,510)
Investing activities	(83,367)	(282,367)	(357,993)
Financing activities	(581,730)	8,912,774	48,674,901

Operating Activities:

Net cash used in operating activities in 2005 resulted primarily from the net loss (net of non-cash items) amounting to $2,817,560, a decrease in accrued expenses of approximately $3,214,000 (principally related to customer usage of sales return credits), and a decrease in accounts payable during the year amounting to approximately $867,000. These were partially offset by a reduction in prepaid expenses and other current assets of approximately $530,000, as a result of paying insurance payments in installments instead of in one up-front payment (at which time the prepayment would be recorded).

Net cash used in operating activities in 2004 resulted primarily from the net loss (net of non-cash items) amounting to $17,517,628, a decrease in accrued expenses of approximately $3,232,000 (principally related to customer usage of approximately $1,453,000 in sales return credits), an approximate $1,400,000 decrease in the accrual for costs associated with the sales and marketing of Striant, and an increase in inventory of approximately $1,292,000 (primarily related to Striant). These were partially offset by a decrease in prepaid expenses and other current assets of approximately $1,085,000 (primarily as a result of a significant reduction in insurance premiums), a decrease in the 2004 year-end balance in accounts receivable of approximately $747,000 caused by a difference in the timing of sales within the fourth quarters of 2004 and 2003, and the receipt of $800,000 in milestone fees from one of the Company’s licensees in 2004.

Net cash used in operating activities in 2003 resulted primarily from the net loss (net of non-cash items) amounting to $18,455,528, an increase in accounts receivable of approximately $2,716,000 (as a result of higher sales in the fourth quarter of 2003 of Prochieve to trade customers and Replens and Crinone to our licensees), an increase in inventory of approximately $605,000 (resulting from the introduction of Striant in 2003), an increase in prepaid expenses and other current assets of approximately $1,415,000 (primarily as a result of a significant increase in insurance premiums based on the expectations of sales of Striant), and a decrease in accounts payable of approximately $683,000. This was partially offset by an increase in accrued expenses of approximately $1,440,000 (consisting principally of costs associated with the sales and marketing of Striant).

Investing Activities:

Net cash used in investing activities in 2005 was primarily attributable to the purchase of office equipment, including computers.

Net cash used in investing activities in 2004 and 2003 was primarily attributable to the purchase of manufacturing equipment associated with Striant and the purchase of office equipment, including computers. Additionally, in 2004, the Company received $300,000 from the sale of intangible assets associated with the sale of our over-the-counter products to Lil’ Drug Store Products, Inc.

Financing Activities:

Net cash used in 2005 was attributable to the payoff of a $10 million subordinated convertible note on March 15, 2005, $2,627,483 paid to PharmaBio Development under the Company’s two product financing agreements (including a $1,891,944 true-up payment under the women’s healthcare products financing agreement), and $162,500 in dividends paid to the owners of the Company’s Series C Convertible Preferred Stock. Offsetting these payments was the receipt of $6,900,000 by the Company from the issuance of Series E Convertible Preferred Stock and $8,253 received from the exercise of options and warrants.

Net cash provided by financing activities in 2004 resulted from the receipt of $6,380,000 from the issuance of common stock, $3,000,000 pursuant to the Striant financing agreement, and $229,686 from the exercise of options and warrants. Offsetting these receipts were $534,412 paid to PharmaBio Development under the Company’s two product financing agreements, and $162,500 in dividends paid to the owners of the Company’s Series C Convertible Preferred Stock.

Net cash provided by financing activities in 2003 resulted from the receipt of $28,805,091 from the issuance of common stock, $12,000,000 pursuant to the Striant financing agreement, $2,250,000 pursuant to the women’s healthcare products financing agreement, and $6,994,115 from the exercise of options and warrants. Offsetting these receipts were $609,513 paid under the Company’s product financing agreements, $586,667 paid on a note owed to Ares Trading S.A., and $178,125 in dividends paid to the owners of the Company’s Series C Convertible Preferred Stock.

Critical Accounting Policies and Estimates, page 38

2. You disclose on pages 9 and 10 that you are obligated to pay Serono a royalty equal to 40% of Prochieve® sales to physicians who are on Serono's "target list of fertility specialists." Please tell us why you did not deem this a critical accounting estimate, as addressed in FRR No. 72. In addition, please provide us, in disclosure-type format, the following information:

• Tell us in which line item within your statements of operations that you classify the royalty payment for each period presented. Please quantify the amounts you recorded for each of the periods presented, separately identifying the amount recorded for changes in your estimate during those periods.

• Tell us how you estimate the amount due to Serono each period and clarify whether there is a time lag between when you record your estimate of the 40% royalty payment and when Serono provides you with the underlying calculation. Specify whether you independently verify the information obtained from Serono, that is, tell us whether you utilize data from independent third-parties to corroborate that obtained from Serono.

The Company does not deem the 40% royalty payable to Serono to be a critical accounting estimate because the quarterly royalty payment has been approximately $60,000, which we do not believe is material to the Company. Moreover, because the Company’s marketing activities do not target the physicians on Serono’s “target list”, the payments are not expected to increase. In Footnote (2) “Strategic Alliance Agreements” to the Company’s financial statements included in its annual report on Form 10-K for the year ended December 31, 2005, the Company reported the total royalty expense to Serono. We reported that $698,835, $863,889 and $1,685,852 were paid to Serono for the years 2005, 2004 and 2003, respectively. Of those amounts $250,960, $216,144 and $168,597 represented the 40% royalty paid to Serono for the years 2005, 2004 and 2003, respectively. We receive the report from Serono approximately 60 days after the end of each accounting quarter. Our quarterly estimate is based on the prior period actual royalty rounded to the nearest thousand dollars. Upon receipt of the report from Serono, the adjustment (which historically has been less than $11,000 in either direction) is recorded in the subsequent quarter. The expense is included in “Cost of Revenues”. Serono obtains the data from independent third-parties and we can generally correlate it to data we obtain from other independent third parties. We also have the right to dispute the information we receive from Serono before an independent third party.

In our Form 10-Q for the quarter ended June 30, 2006, the amount for each type of royalty expense paid to Serono was disclosed separately for each accounting period and the disclosure noted that this expense is included in “Cost of Revenues”. Subject to further Staff comment, if any, we plan to include this disclosure in future filings.

Revenue Recognition, page 38

3. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you identify as sales returns, rebates and "other allowances," could be defined and improved. Please provide us with the information that follows, in a disclosure-type format.

a).  Disclose the amount of each type of revenue reduction for the periods presented. Analyze and describe the effect that could result from using assumptions that are reasonably likely to occur other than those upon which each current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b). To the extent that the information that you monitor in estimating the items that reduce your gross revenue, for example product prescription data and distributor inventory levels, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources. In discussing your estimate of product returns, provide additional information regarding the total amount of each product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

c). If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' ordinary course of business inventory levels. Please also discuss your revenue recognition policy for such shipments.

d). Please also enhance your disclosure to separately present the following amounts for each item that reduces your gross revenue:

• the current provision related to sales made in current period;

• the current provision related to sales made in prior periods;

• actual returns or credits in current period related to sales made in current period; and

• actual returns or credits in current period related to sales made in prior periods.

We provide below an expanded disclosure which we plan to include in future filings, where applicable.

Revenue recognition. The Company’s revenue recognition is significant because revenue is a key component of our results of operations. In addition, revenue recognition determines the timing of certain expenses, such as commissions and royalties. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause operating results to vary significantly from quarter to quarter. Revenues on sales of products by Columbia are discussed in detail below. Royalties and additional monies owed to the Company based on sales by our licensees are recorded as revenue as those sales are made by the licensees. License fees not based on sales are recognized as revenues over the term of the license.

Revenues from the sale of products are recorded at the time goods are shipped to customers. The Company believes that it has not made any shipments in excess of its customers' ordinary course of business inventory levels. Our return policy allows product to be returned for a period beginning three months prior to the product expiration date and ending twelve months after the product expiration date. Provisions for returns on sales to wholesalers, distributors and retail chain stores are estimated based on a percentage of sales, using such factors as historical sales information, distributor inventory levels and product prescription data, and are recorded as a reduction to sales in the same period as the related sales are recognized. We also continually analyze the reserve for future sales returns and increase such reserve if deemed appropriate. The greatest potential for uncertainty in estimating returns is the estimation of future prescriptions. Prescriptions are wholly dependent on the Company’s ability to sell and market the products. If prescriptions are lower in future periods then the current reserve will be inadequate. The Company purchases prescription data on all its products from IMS Health, a leading provider of market intelligence to the pharmaceutical and healthcare industries. The Company also purchases certain information regarding inventory levels from its largest wholesale customer. This information includes for each of the Company’ products, the quantity on hand, the number of days of inventory on hand, and a 28 day forecast of sales by units. Using this information and historical information, the Company estimates potential returns by taking the number of product units sold by the Company by expiration date and then subtracting actual units and potential units that may be sold to endusers (consumers) based on prescription data up to five months prior to the product’s expiration date. The Company assumes that our customers are using the first-in, first-out method in filling orders so that the oldest salable product is used first. The Company also assumes that our customers will not ship product that has an expiration date less than six months to a retail pharmacy, but that retail pharmacies will continue to dispense product they have on hand until two months prior to the product’s expiration date. The Company’s products are used by the consumer immediately so no shelf life is needed. Retail pharmacies tend not to maintain a large supply of our products in their inventory, so they order on an ‘as needed’ basis. The Company also subtracts units that have already been returned or, based on notifications received from customers, will be returned. The Company then records a provision for returns on a quarterly basis using an estimated rate and adjusts the provision if the above analysis indicates that the potential for product non-salability exists.

An analysis of the reserve for sales returns is as follows:

	2005	2004	2003

Balance at beginning of year	$1,992,010	$275,000	$136,000

Provision:
Related to current year sales	272,913	216,195	266,147
Related to prior years' sales	2,158,910	3,120,144	139,853
	2,431,823	3,336,339	406,000

Returns:
Related to current year sales	(67,928)	-	(45,992)
Related to prior years' sales	(3,610,023)	(1,619,329)	(221,008)
	(3,677,951)	(1,619,329)	(267,000)

Balance at end of year	$745,882	$1,992,010	$275,000

As mentioned above, the Company believes that the greatest potential for uncertainty in estimating returns is the estimation of future prescriptions. They are wholly dependent on the Company’s ability to sell and market the products. If prescriptions are lower in future periods, then the current reserve will be inadequate. The following chart projects future returns, as at December 31, 2005, based on current prescription levels and at 85% of the current prescription levels (an increase in expected prescription levels does not measurably affect projected returns):

	Current	85% of Current
	Prescription	Prescription
	Levels	Levels
Prochieve 8%:
Expiration Date - 02/05	$16,951	$16,951
Expiration Date - 01/07	140,845	140,845
Expiration Date - 04/08	51,268	51,268
	209,064	209,064

Prochieve 4%:
Expiration Date - 12/04	1,110	1,110
Expiration Date - 05/06	14,203	14,203
Expiration Date - 01/07	8,137	8,137
	23,450	23,450

Striant:
Expiration Date - 04/05	39,214	39,214
Expiration date - 09/05	265,866	265,866
Expiration date - 04/06	70,710	70,710
Expiration date - 12/06	84,164	84,164
Expiration Date - 04/07	39,879	62,879
Expiration date - 05/07	13,535	129,535
	513,368	652,368

Projected Returns	$745,882	$884,882

4. You disclose on page 32 of the MD&A that you recorded changes in estimate of $3.0 million and $1.8 million related to your sales returns accrual for the years ended December 31, 2004 and 2005, respectively. These amounts appear to be material, as they represent approximately 12% and 19% of your net loss in each respective year. Please provide us with additional information, in a disclosure- type format, that explains the reason for these changes in estimate.

The fourth quarter 2004 change in estimate of approximately $3.0 million was principally related to the failure of a major customer to sell product on a first-in, first-out (“FIFO”) basis by lot expiration date. The Company’s estimate for its reserve for sales returns always assumed that our customers maintained their inventory on a FIFO basis. Based on discussions with this customer, we discovered that it had ordered product in 2004 and was selling product from these recent purchases rather than product it had purchased in prior years which was still salable. The older inventory had been taken out of current inventory and ‘morgued’ to be shipped back at customer expense when the product approached expiration. We now have ongoing conversations with this customer, as well as other customers, and receive assurances that they fill orders on a FIFO basis. The Company now also purchases information about inventory levels from this same customer.

The second quarter 2005 change in estimate, amounting to approximately $1.8 million, occurred as a result of the adoption by a wholesale customer of a policy to stop selling our products to retail establishments six months prior to the expiration date on the packaging. This policy was adopted notwithstanding the fact that retail pharmacies tend not to maintain large supplies of our products in their inventory, order on an ‘as needed’ basis, and turn their inventory over rapidly. Also the Company’s products are normally used up by the patient within a 30-day period after a prescription is presented. We have revised our estimating procedure to include this shortened period of salability.

5. You disclose that $1.4 million and $1.3 million of these 2004 and 2005 changes in estimate, respectively, are directly attributable to your Prochieve® and Striant® product lines. Given the significance of these changes in estimate related to your Prochieve® and Striant® product lines, please tell us how you concluded that you were able to estimate the amount of future returns for these lines as required by paragraph 6.f. of SFAS No. 48 in order to recognize revenue. In your response also include your analysis of paragraph 8 of SFAS No. 48.

The amount of the changes in the estimates is not an indicator of the Company’s inability to estimate future returns. The changes in estimates resulted from departures by our customers from generally accepted inventory management practices used in the pharmaceutical industry. Based on our experiences, the Company has improved our procedures to better monitor customer distribution practices and procedures, enabling the Company to make better estimates. The actions taken are explained in this letter and are designed to prevent any recurrence. The Company believes that future returns for Prochieve and Striant can be reasonably estimated in accordance with paragraph 6.f. of Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists” (the “Statement”). The Company believes that factors listed in paragraph 8 of the Statement as they relate to Prochieve and Striant do not apply as they do not impair our ability to make a reasonable estimate of future returns.

a. The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

Columbia’s products have strong patent protection with a patent life to 2013 for Prochieve and to 2019 for Striant. These patents protect Columbia’s products from generic competition. The FDA regulatory process also creates a significant barrier to entry of new products. In addition, in the pharmaceutical industry new product introductions for new technologically advanced products are generally signaled years in advance by publications and presentations about the results of clinical trials that are necessary for FDA approval, as well as the submission of new drug applications containing the results of those studies. Neither Prochieve nor Striant has seen new competitive entries into their markets since we began commercial operations in 2002, and none are anticipated in the near term.

b. Relatively long periods in which a particular product may be returned

Columbia’s products may be returned during a limited period defined in our “Return Goods Policy,” which we adopted before establishing our commercial operations with the launch of Prochieve 8% in 2002. Our policy is consistent with pharmaceutical industry practices generally and provides for return of products within 3 months before and 12 months after their expiration dates. Like most pharmaceutical companies, Columbia’s products initially carried expiration dates of 2 to 3 years after the date of manufacture, and now carry 3 year expiration dates.

c. Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers

Columbia sells primarily to wholesalers who then sell to chain drug stores, retail pharmacies, mail order pharmacies, clinics and hospitals. In addition, our products do not require any special handling, storage or distribution requirements beyond those provided by the general pharmaceutical distribution network. We follow industry standard marketing programs. As a result, the pharmaceutical industry generally provides historical experience with similar types of sales of similar products and, to our knowledge, no circumstances exist that would make that experience inapplicable to our products.

d. Absence of a large volume of relatively homogeneous transactions

As discussed above, Columbia follows industry standard sales activities in distributing our products. As a result, the pharmaceutical industry generally provides a large volume of relatively homogeneous transactions with similar types of sales of similar products.

In addition to addressing the factors listed in paragraph 8 of the Statement, we believe it may also be helpful if we address the Interpretive Response to Question 1 of the Commission’s Codification of Staff Accounting Bulletins Topic 13.A.4.b (the “Staff Accounting Bulletin”), which lists other factors that may impair or preclude the ability of a company to make a reasonable and reliable estimate of product returns. Those factors are: (1) significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as "channel stuffing"), (2) lack of "visibility" into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users, (3) expected introductions of new products that may result in the technological obsolescence of, and larger than expected returns of, current products, (4) the significance of a particular distributor to the company’s business, sales and marketing, (5) the newness of a product, (6) the introduction of competitors' products with superior technology or greater expected market acceptance, and (7) other factors that affect market demand and changing trends in that demand for the company’s products.

With respect to each of the factors raised in the Staff Accounting Bulletin, we have the following comments.

Factor #1: Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”)

Until the unexpected increases in returns in 2004 (which related to a major customer who deviated from FIFO distribution practices) and 2005 (which related to a customer withholding product from distribution six months prior to the expiration date), Columbia reasonably believed that levels of inventory in distribution channels were appropriate.

Columbia’s “Return Goods Policy,” provides no incentive (in fact there is an economic disincentive) to customers to participate in any program potentially designed to create excess levels of inventory in the distribution channel because (1) the customer is only reimbursed for returned product at the original invoice price or the current selling price whichever is lower, not at the current price if it is higher, and (2) the customer is responsible for the (i) warehousing costs, (ii) insurance and other carrying costs, (iii) cost of money for product purchased, warehoused, and ultimately returned, and (iv) return shipping costs. Columbia only sells branded pharmaceutical products and has never decreased prices. In addition, because Columbia takes periodic price increases in its products, it is not in the Company’s financial interest to establish excessive levels of inventory at wholesalers in advance of price increases. Further, because our price increases are not made according to a pre-determined schedule, the customer is not able to anticipate price increases.

In the case of a launch of a new product, the product is sold to key customers to stock the retail trade so that when a patient initially presents a prescription at a retail pharmacy, the product will be there to fill the prescription. In connection with determining initial order size, estimates of demand for the new product are determined by the customer based on its familiarity with the therapeutic category and the product. Orders are then subject to approval by the Company. As discussed below with respect to Factor #5, Prochieve is a second brand of Crinone, a product marketed to the same customers since 1997, and, as discussed below with respect to Factor #3, Striant was the fifth testosterone supplement introduced into the US in recent years. In the case of the 2002 launch of Prochieve 8%, launch shipments to customers were relatively modest. If the wholesalers had shipped the entire launch quantity of product to the largest number of retail pharmacies, initial stocking would have achieved one box of 18 applicators (18 daily doses) in less than half of the retail pharmacies nationwide. In the case of the 2003 launch of Striant, launch shipments again were modest and would have achieved one box of 60 buccal systems (30 daily doses) in less than half of the retail pharmacies nationwide.

As a practical matter, Columbia estimates that wholesalers distributed about half of the launch quantity to retail pharmacies, and that the rest of the inventory was retained by the wholesalers to fill re-orders from stocked pharmacies and new requests from those without product from the initial distribution. Because prescribers and patients for our products are distributed throughout the population generally, Columbia believed the initial stocking of the products was conservative. Following launch, routine demand orders were received from each customer. In addition, when Columbia increased the price of our products, we limited the quantities and time for purchases at the pre-increase price. Therefore, initial and subsequent orders, as well as information on levels of inventory in the distribution channel did not indicate that returns would increase significantly in the fourth quarter of 2004, so long as distributors were following FIFO distribution practices common in the pharmaceutical industry. This industry practice is codified by FDA in its good manufacturing practices regulation relating to FIFO distribution practices for the pharmaceutical industry, i.e. 21 CFR 211.150, which was adopted by the agency on September 29, 1978 (43 Federal Register 45,076), which provide as follows:

21 CFR 211.150 Distribution procedures.

Written procedures shall be established and followed, describing the distribution of drug products. They shall include:

(a) A procedure whereby the oldest approved stock of a drug product is distributed first. . . .

Factor #2: Lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the level of sales to end users.

The Company believes that its ability to determine or observe the levels of inventory at wholesalers (i.e. in the distribution channel) and the level of sales to patients (i.e. end users) is sufficient to make reasonable estimates.

Visibility into wholesalers

Columbia sells primarily to wholesalers who then sell to chain drug stores, retail pharmacies, mail order pharmacies, clinics and hospitals. Like all pharmaceutical companies, Columbia obtains reasonable information regarding the inventory levels at the wholesaler distribution center level through contacts by our trade relations managers. More detailed information about sales by wholesalers to pharmacies is not available to any pharmaceutical company because wholesalers consider their customer lists to be confidential commercial information. Similarly, records of pharmacy sales to patients are protected by patient privacy rights and are not available to pharmaceutical companies. The unexpected increase in returns in the fourth quarter of 2004, suggests a deviation with respect to Prochieve 8% by a major wholesaler from the expected FIFO inventory management practices to a last-in, first-out (LIFO) inventory practice.

While Columbia had reasonable visibility into wholesaler inventories, consistent with industry standards, neither Columbia nor any other pharmaceutical company would have discovered or anticipated the unexpected deviation from standard industry inventory practices by its customer until the resulting Prochieve 8% returns in the fourth quarter of 2004. This appears to have been the result of a mistake on the part of Columbia’s customer.

Visibility of sales to end users

Like all pharmaceutical companies, Columbia relies upon one of the industry’s two information systems, IMS Health or NPA, to estimate prescriptions, (i.e. sales to end users). Both systems collect prescription data from a panel of retail outlets and utilize proprietary methodologies to estimate national prescription volumes of individual products. Columbia has purchased data from IMS Health on prescriptions dispensed to end users for Columbia’s competitors’ products since the summer of 2002, and on Columbia’s products since the launch of Prochieve 8% in September, 2002, and utilizes this data to estimate prescriptions to end users. Based upon Columbia’s review of IMS Health data for the Company’s products from launch in 2002 to the present, Columbia believes its estimates of potential returns during the period were reasonable.

Factor #3: Expected introductions of new products that may result in the technological obsolescence of, and larger than expected returns of, current products

As discussed above, Columbia’s products have strong patent protection with a patent life to 2013 for Prochieve and to 2019 for Striant, and the FDA regulatory process also creates a significant barrier to entry of new products.

Since its approval in 1997, Crinone/Prochieve has been the only FDA approved progestin or progesterone for use in infertility. The industry has not signaled an interest by, or program on the part of, another company or product to seek FDA approval of a progestin or progesterone for progesterone supplementation in infertility.

Striant is the fifth testosterone supplement introduced in the US in the past 13 years, but it is the only buccal form. The Company’s surveillance of market conditions leads us to conclude that the introduction of additional testosterone supplements would not lead to an unexpected increase in product returns.

Factor #4: The significance of a particular distributor to the registrant’s (or a reporting segment’s) business, sales and marketing.

Columbia provides the opportunity to purchase its products to all licensed wholesalers, distributors, warehousing drug chains, mail order pharmacies, and hospitals in the US. Further, the market segments where Columbia competes do not require any special handling, storage or distribution requirements beyond those provided by the general drug distribution networks. Therefore the Company is not reliant on a small, well defined specialty distribution system for the sale and distribution of its products, as is seen in some other specialty businesses.

Factor #5: The newness of a product.

Prochieve 8% and 4%

Prochieve 8% and 4% are a second brand to Crinone 8% and 4% which were developed by Columbia, licensed to Wyeth, approved by FDA, and launched by Wyeth in 1997. Since the launch of Crinone in 1997, Columbia has received quarterly royalty reports on net sales of Crinone initially from Wyeth and, with the 1999 transfer of the license, from Serono. Wyeth and Serono offered Crinone to the universe of potential prescribers. During the years Wyeth and Serono were responsible for the entire market opportunity, the companies regularly shared market intelligence with Columbia. In 2002, Serono and Columbia agreed that Serono would continue selling Crinone to infertility specialists and that Columbia would have an exclusive license to sell the same product under a new name, Prochieve, to all other prescribers. As a result, both Columbia and its customers had 5 years of familiarity with the therapeutic category and the product (as Crinone) upon which to determine how much Prochieve to order and stock. During that 5 year period Columbia’s experience with Crinone sales by Columbia’s licensees revealed that returns were low and consistent with industry expectations for prescription drug products generally. Because Prochieve participated in the same market, it was reasonable for Columbia to conclude that rates of returns for Prochieve would be comparable to those for Crinone.

Striant

As stated above, Striant is the fifth testosterone supplement introduced in the US over the past several years. As a result, both Columbia and its customers had years of familiarity with the therapeutic category, and customers had experience with testosterone supplements, including Testoderm Scrotal Patch, Testoderm TTS, Androderm, Androgel and Testim, upon which to determine how much Striant to order and stock.

Factor #6: The introduction of competitors’ products with superior technology or greater expected market acceptance.

As discussed above with respect to Factor #3, the FDA regulatory process creates a significant barrier to entry of new products. In addition, in the pharmaceutical industry new product introductions for new technologically advanced products or marketing breakthroughs can be expected to be signaled years in advance by publications and presentations about the results of clinical trials that are necessary for FDA approval, or the submission of new drug applications containing the results of those studies. The industry has not seen such signals for products that are clearly superior to Prochieve and Striant.

Factor #7: Other factors that affect market demand and changing trends in that demand for Columbia's products.

There has been no marked change in the therapeutic categories for Columbia’s products, which include the treatment of infertility, secondary amenorrhea, and low testosterone, since the introductions of Prochieve and Striant. Nor have there been marked changes in the reimbursement practices for the products that would affect market demand for them. Market growth and competitive activities have also remained consistent with the industry’s and Columbia’s expectations for these markets.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Notes to Condensed Consolidated Financial Statements (Unaudited)
(9) Sale of Common Stock, page 16

6. Please provide us with your analysis of whether the warrants issued pursuant to your March 10, 2006 private placement transaction meet the definition of a derivative instrument under SFAS No. 133, paragraph 6. In so doing, please provide us with a corresponding point-by-point analysis of whether the warrants meet all of the criteria outlined in paragraphs 12-32 of EITF No. 00-19 in order to qualify for the paragraph lla.) scope exception under SFAS No. 133 and ultimately reside in equity.

We believe the warrants issued pursuant to our March 10, 2006 private placement transaction meet the definition of a derivative instrument under SFAS No. 133, paragraph 6. The following is our point-by-point analysis of paragraphs 12-32 of EITF No. 00-19 relating to conditions necessary for equity classification:

a.	The contract permits the company to settle in unregistered shares.

Only unregistered shares will be issued. The related registration rights are addressed in comment 7 below.

b.
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

At March 31, 2006, the Company had 100,000,000 shares authorized and only 49,336,382 issued and outstanding, and only 12,365,408 that would be issued upon exercise or conversion.

c.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

e.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

f.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Other than the provision discussed in item 7 below, the contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

g.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

h.	There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement in the contract to post collateral at any point or for any reason.

Because the warrants are both (1) indexed to the Company’s stock and (2) classified in stockholders equity as discussed above, the Company believes the warrants qualify for the paragraph 11a scope exception of SFAS 133.

7. Additionally, please tell us how you viewed and accounted for the registration rights agreement related to your March 10, 2006 private placement transaction in relation to EITF Nos. 00-19 and 05-4. It appears, as outlined in Article 6.3 of the Securities Purchase Agreement dated March 10, 2006, that you are required to maintain effectiveness of the registration statement filed to register the shares underlying the private placement, or else you will incur penalties. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II (B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website: http://www .sec. gov/divisions/corpfin/acctdis 120105 .pdf.

In connection with the registration rights relating to the private placement transaction, the Company considered the guidance in EITFs 00-19 and 05-4 and has referred to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II (B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). The maximum payment if the Company were unable to deliver registered shares is 6% of the purchase price of the securities, which is a reasonable difference in fair value between registered and unregistered shares. Accordingly, the Company does not consider this a penalty as discussed in paragraph 16 of EITF 00-19 as well as in paragraphs 17 and 18 of Issue Summary No. 1 of EITF 05-4. Because the maximum liquidated damages payment was deemed to be less than or equal to the difference between the fair values of the registered and unregistered shares, the delivery of unregistered shares has been considered an economic alternative and the combined financial instrument has been classified as equity.

If you have any further questions, or the responses above require further explanation, please do not hesitate to contact me at 973-486-8833.

Very truly yours,

/S/ David L. Weinberg

David L. Weinberg
Vice President and Chief Financial Officer
Columbia Laboratories, Inc.